RP® FINANCIAL, LC.
Financial Services Industry Consultants

November 22, 2005

Mr. Menzo D. Case

Executive Vice President

Seneca Falls Savings Bank

19 Cayuga Street

P.O. Box 111

Seneca Falls, New York 13148

Dear Mr. Case:

This letter sets forth the agreement between Seneca Falls Savings Bank, Seneca Falls, New York (the “Bank”), and RP® Financial, LC. (“RP Financial”), whereby the Bank has engaged RP Financial to prepare the regulatory business plan and financial projections to be adopted by the Board of Directors in conjunction with the Bank’s proposed minority stock issuance. These services are described in greater detail below.

Description of Proposed Services

The services of RP Financial are anticipated to involve two phases.

Phase I. Preliminary Plan - RP Financial’s business planning services in the preliminary planning phase are expected to include: (1) providing strategic planning advisory services to facilitate the development of the preliminary plan; (2) preparation of a summary description of the key business plan elements, organization structure, capitalization, operations and use of proceeds from the minority stock issuance; (3) preparing detailed quarterly financial projections for at least a three year period reflecting the operations of the Bank on a post-offering basis including the use of proceeds.

It is anticipated that the preliminary plan will be submitted prior to meeting with officials of OTS in the form of an Executive Summary of the Plan to discuss the key aspects of the plan. Additionally, the preliminary plan would precede the preparation of a formal application for the minority stock issuance that would be prepared by the Bank and its regulatory counsel.

Phase II. Revised Plan - Based on the results of the meeting with officials of OTS, RP Financial will revise the business plan to incorporate greater detail with respect to the prospective operations of the Bank. RP Financial’s business planning services in this regard will include the following areas: (1) evaluating the Bank’s current financial and operating condition, business strategies and anticipated strategies in the future; (2) analyzing and quantifying the impact of business strategies, incorporating the use of net offering proceeds both in the short and long term; (3) revising and updating the detailed financial projections, if appropriate; (4) preparing the written business plan document which conforms with applicable regulatory guidelines including a

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Mr. Menzo D. Case

November 22, 2005

description of the use of proceeds and how the convenience and needs of the community will be addressed; and (5) preparing the detailed schedules of the capitalization of the Bank and the holding company and related cash flows.

Consistent with regulatory requirements for business plans incorporating minority stock offerings, the contents of the business plan will include sections pertaining to the following areas: Executive Summary; Description of Business; Marketing Plan; Management Plan; Records, Systems and Controls; Financial Management Plan; Monitoring and Revising the Plan; Alternative Business Strategy; and Pro Forma Financial Statements and Key Assumptions for the proposed holding company and the Bank.

RP Financial agrees to prepare the business plan and accompanying financial projections in writing such that the business plan can be filed with the appropriate regulatory agencies prior to filing the appropriate applications for the minority stock issuance.

Fee Structure and Payment Schedule

The Bank agrees to compensate RP Financial for preparation of the business plan on a fixed fee basis of $25,000. Payment of the professional fees shall be made as follows:

•	$5,000 upon execution of this letter of agreement engaging RP Financial’s business planning services;

•	$5,000 upon completion of the preliminary plan (Phase I) prepared in conjunction with the pre-filing meeting with OTS; and

•	$15,000 upon delivery of the completed business plan (Phase II) for filing with the regulators.

The Bank also agrees to reimburse RP Financial for those direct out-of-pocket expenses necessary and incidental to providing the business planning services. Reimbursable expenses will likely include shipping, telephone/facsimile printing, computer and data services, and shall be paid to RP Financial as incurred and billed. RP Financial will agree to limit reimbursable expenses to $5,000 in conjunction with this engagement, subject to written authorization from the Bank to exceed such level.

In the event the business plan is required by the Bank to be substantially amended, to reflect changes in the structure of the minority stock issuance or the nature of the principal lending or deposit strategies, the announcement of an acquisition transaction (branches, another institution or other companies), a delay in the implementation of the overall plan or other similar matters, the Bank will compensate RP Financial $7,500 for each required update plus reimbursable expenses. The reimbursable expenses for each required update are subject to a $1,000 limit, unless otherwise authorized by the Bank to exceed such level.

Mr. Menzo D. Case

November 22, 2005

In the event the Bank shall, for any reason, discontinue this planning engagement prior to delivery of the completed business plan and payment of the progress payment fee, the Bank agrees to compensate RP Financial according to RP Financial’s standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed the fixed fee described above, plus reimbursable expenses incurred.

If during the course of the planning engagement, unforeseen events occur so as to materially change the nature or the work content of the business planning services described in this contract, the terms of said contract shall be subject to renegotiation by the Bank and RP Financial. Such unforeseen events may include changes in regulatory requirements as it specifically relates to the Bank or potential transactions that will dramatically impact the Bank such as a pending acquisition or branch transaction.

* * * * * * * * * * *

Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this letter.

Sincerely,

/s/ James P. Hennessey
James P. Hennessey
Senior Vice President

Agreed To and Accepted By:	/s/ Menzo D. Case
Menzo D. Case
Executive Vice President

Upon Authorization by the Board of Directors For:	Seneca Falls Savings Bank
Seneca Falls, New York

Date Executed: November 28, 2005